UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F
Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: Merrimac Funds

3.     Securities and Exchange Commission File No.: 811-07939

4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application                                                 [X] Amendment

5.     Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

200 Clarendon Street
16th Floor
Boston, MA  02116

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Tracie A. Coop
State Street Bank and Trust Company
200 Clarendon Street
Boston, MA  02116
(617) 937-5549

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Tracie A. Coop
State Street Bank and Trust Company
200 Clarendon Street
Boston, MA  02116
(617) 937-5549

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

[X] Open-end                            [ ] Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

The Merrimac Funds and each of its series are organized in a master feeder structure.  Each series invests all of its investable securities in a series of the Merrimac Master Portfolio and therefore, has not retained the services of an investment adviser.  The Merrimac Master Portfolio has retained the services of Investors Advisory LLC (formerly organized as Investors Bank & Trust Company—Advisory Division) as investment adviser.  Investors Advisory LLC acts as a “manager of managers” for the series of Master Portfolio.

Investors Advisory LLC
200 Clarendon Street
Boston, Massachusetts  02116

FEEDER FUND                                        MASTER PORTFOLIO
Merrimac Cash Fund                              Merrimac Cash Portfolio
Merrimac Treasury Plus Fund               Merrimac Treasury Plus Portfolio

Sub-adviser to the Merrimac Cash Portfolio:
Lehman Brothers Asset Management LLC
125 High Street, 17th Floor
Boston, MA 02110

Sub-adviser to the Merrimac Treasury Portfolio:
M&I Investment Management Corp.
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Funds Distributor Inc.
100 Summer Street, Suite1500
Boston, MA 02110

Foreside Financial Group, LLC
Two Portland Square, 1st Floor
Portland, ME 04101

13.   If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [ ] Yes                  [X] No

If Yes, for each UIT state:
Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                  [ ] No

If Yes, state the date on which the board vote took place:

September 20, 2007

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes                  [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

A shareholder vote to liquidate the Merrimac Funds was not required by the Merrimac Funds Master Trust Agreement.

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                  [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

October 30, 2007

(b) Were the distributions made on the basis of net assets?

[X] Yes                  [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes                  [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes                  [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes                  [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund’s shareholders?

[ ] Yes                  [ X] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?
The fund has no shareholders and no net assets. The fund has distributed all assets except for cash assets retained to pay accrued expenses.

(b) Describe the relationship of each remaining shareholder to the fund:
The fund has no shareholders and no net assets. The fund has distributed all assets except for cash assets retained to pay accrued expenses.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes                  [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[X ] Yes                            [] No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
              Cash assets in the amount of $2,260 retained to pay accrued expenses in the amount of $2,260.  The fund has no shareholders and no net assets. The fund has distributed all assets except for cash assets retained to pay accrued expenses.

(b) Why has the fund retained the remaining assets?
     The fund has retained assets to pay for accrued expenses.

(c)  Will the remaining assets be invested in securities?

       [ ] Yes                                 [X ] No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X ] Yes                            [ ] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
Accrued expenses for vendor payables.  The fund has accrued expenses in the amount of $2,260  and cash assets in the amount of $2,260 retained to pay those accrued expenses.  The fund has no shareholders and no net assets. The fund has distributed all assets except for cash assets retained to pay accrued expenses.

(b) How does the fund intend to pay these outstanding debts or other liabilities?
The fund has accrued expenses in the amount of $2,260  and cash assets in the amount of $2,260 retained to pay those accrued expenses.  The fund has no shareholders and no net assets. The fund has distributed all assets except for cash assets retained to pay accrued expenses.

IV. Information About Event(s) Leading to Request For Deregistration

22.   (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i) Legal expenses:                                                            $199

(ii) Accounting expenses:

(iii) Other expenses (list and identify separately):
               Insurance                                                       $2,159

(iv) Total expenses (sum of lines (i)-(iii) above):         $2,358

(b) How were those expenses allocated?
Expenses were allocated on the basis of net assets of the funds.

(c) Who paid those expenses?
State Street Bank and Trust Company disbursed payment from the fund’s expense reserves as Administrator to the funds.

(d) How did the fund pay for unamortized expenses (if any)?
State Street Bank and Trust Company disbursed payment from the expense reserves as Administrator to the funds.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes                  [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

[ ] Yes                  [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes                  [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.   (a)           State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- __________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Merrimac Funds, (ii) she is the Chief Compliance Officer of Merrimac Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

                                            /s/ Donna M. Rogers
                                            Name:    Donna Rogers
                                            Title:      Chief Compliance Officer